UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 4, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A news release dated 10 October, 2011 entitled ‘Mobile Communications to Transform Smallholding Farmers’ Livelihoods in Emerging Markets’

2.                                    A news release dated 11 October, 2011 entitled ‘Vodafone to help the Linde Group Drive Efficiencies with Range of Managed Mobile Services’

3.                                    A news release dated 25 October, 2011 entitled ‘‘World-class’ Vodacom Building one of Africa’s Greenest – Vodacom achieves South Africa’s first 6-Star SA rated building’

4.                                    Stock Exchange Announcement dated 3 October, 2011 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 4 October, 2011 entitled ‘Transactions in Own Securities’

6.                                    Stock Exchange Announcement dated 5 October, 2011 entitled ‘Transactions in Own Securities’

7.                                    Stock Exchange Announcement dated 6 October, 2011 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 7 October, 2011 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 10 October, 2011 entitled ‘Transactions in Own Securities ‘

10.                            Stock Exchange Announcement dated 11 October, 2011 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 12 October, 2011 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 13 October, 2011 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 17 October, 2011 entitled ‘Transactions in Own Securities’

14.                            Stock Exchange Announcement dated 18 October, 2011 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 19 October, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.                            Stock Exchange Announcement dated 19 October, 2011 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 20 October, 2011 entitled ‘Transactions in Own Securities’

18.                           Stock Exchange Announcement dated 24 October, 2011 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 25 October, 2011 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 27 October, 2011 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated 28 October, 2011 entitled ‘Transactions in Own Securities’

22.                            Stock Exchange Announcement dated 31 October, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

MOBILE COMMUNICATIONS TO TRANSFORM SMALLHOLDING FARMERS’ LIVELIHOODS IN EMERGING MARKETS

Vodafone and Accenture research indicates potential $138 billion addition to developing world farmers’ incomes by 2020

October 10th, 2011. Vodafone and Accenture today announced the findings of a ground-breaking new research programme intended to measure the impact of mobile communications on the lives and prosperity of farming communities in some of the world’s poorest countries.

The research, which has been welcomed by Oxfam, assesses the potential benefits of new mobile data services such as weather forecasts, commodity market information and mobile banking for smallholding farmers operating in marginal circumstances.

The global population is expected to reach more than 9 billion by 2050, requiring a 70% increase in food production above 2006 levels. Most of this increased yield will have to be achieved within emerging economies, many of whose farmers operate on a small scale and are highly exposed to crop failure and adverse commodity price movements.

Additionally, many farming communities in emerging markets are economically excluded with little or no access to capital or banking services. They therefore lack the means to trade (beyond basic barter arrangements), borrow to acquire new assets or invest to provide their businesses with sufficient resilience to withstand macro-economic changes.

The report, ‘Connected Agriculture’, concludes that 80% of the potential $138 billion uplift in emerging market farmers’ incomes will be derived from the growth of:

- mobile money transfer systems, such as Vodafone M-PESA, which provide farmers with the ability to exchange, save and borrow small amounts of capital as well as take out short-term insurance policies;

- mobile information services providing detailed and localised weather forecasts, crop prices and resource management information; and

- helpline services giving real-time guidance on issues such as pest control and the challenges linked to climate change, including water scarcity.

The research also concludes that a further uplift in agricultural incomes will emerge as a consequence of the use of advanced mobile communications technology in food production and distribution. This includes installing simple low-cost wireless data devices within storerooms, delivery vehicles and distribution centres to enable emerging market farmers and food producers to develop detailed logistics and tracking systems.  These in turn will allow farmers and producers to optimise the movement of crops and produce from farms to consumers’ homes as well as gather detailed field data.

Vodafone Group Chief Executive Officer Vittorio Colao said: “Smallholding farmers in emerging markets are both vulnerable and vital: without a steep increase in their productivity, it is hard to see how future generations will avoid global food shortages. Mobile is already transforming hundreds of millions of people’s lives in ways unimaginable only a decade ago. This report now provides vivid evidence of how mobile can make a material difference in tackling the global food gap.”

Peter Lacy, Managing Director, Accenture Sustainability Services, Europe, Africa and Latin America said: “Mobile networks are now more widely established in emerging markets than traditional fixed networks and have the potential to transform market-led agricultural practices. We have identified 12 mobile communications opportunities which can drive real efficiency in food and agriculture value chains, increasing farmers’ income by 11% and reducing waste and environmental impact.”

Dame Barbara Stocking, Chief Executive Officer, Oxfam said: “With more than 1.5 billion people worldwide dependent on smallholder agriculture - a group that includes half the world’s undernourished people - mobile telephony could have significant potential to help the poorest farmers towards food and income security. We particularly welcome the focus that this research places on how core business, rather than corporate philanthropy, can operate to have a positive developmental impact.”

The full Connected Agriculture report can be downloaded here:

http://www.vodafone.com/content/index/press/group_press_releases/2011/connected_agriculture.html

- ends -

Notes to Editors

Vodafone commissioned Accenture to undertake the research presented in ‘Connected Agriculture’, based on Accenture’s expertise in the mobile telecommunications sector and its capabilities in sustainability services and solutions. Each of the 12 mobile service opportunities were modelled across 26 countries in Africa, India, Australasia, Europe and Middle East where Vodafone is present either through subsidiaries, joint ventures or associates.

The report provided the following breakdown of the principal benefits of mobile telecommunications applications:

•	Mobile information services could lift incomes by $51bn and require 174 million mobile connections.

•	Mobile financial services could increase incomes by $50bn based on a required 240 million mobile connections.

•	Mobile agricultural trading services could generate $35bn, assuming 133 million mobile connections were established.

•	Supply chain and data services could save over 2 mega tonnes of CO2 emissions and reduce food waste.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

About Accenture

Accenture is a global management consulting, technology services and outsourcing company, with approximately 236,000 people serving clients in more than 120 countries.  Combining unparalleled experience, comprehensive capabilities across all industries and business functions, and extensive research on the world’s most successful companies, Accenture collaborates with clients to help them become high-performance businesses and governments.  The company generated net revenues of US$25.5 billion for the fiscal year ended Aug. 31, 2011.  Its home page is www.accenture.com.

Contacts

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

groupmediarelations@vodafone.com

Matthew McGuinness

Accenture

+44 7740 038 921

matthew.mcguinness@accenture.com

Chris Allieri

Accenture

+1 9174525161

chris.allieri@accenture.com

11 October 2011

VODAFONE TO HELP THE LINDE GROUP DRIVE EFFICIENCIES WITH

RANGE OF MANAGED MOBILE SERVICES

Vodafone has been selected by The Linde Group, a world-leading industrial gases and engineering company, to provide mobile voice and data services in 27 countries across Europe, Asia Pacific and the Americas.

Under the four-year agreement, Vodafone Global Enterprise - the business within Vodafone which manages the communications needs of its largest multinational customers - will provide Linde with mobile services that will simplify the management of the Group’s international mobile communications. Vodafone Global Enterprise will also help Linde to standardise its mobile communications spend and deliver enhanced cost transparency.

Nick Jeffery, Vodafone Global Enterprise CEO, said: “Like other multinational companies, Linde wants to manage its global mobility needs as simply and effectively as possible while reducing costs. We have the scale, the tools and the expertise to deliver worry-free business communication services that will give Linde the competitive edge it needs.”

Christoph Clausen, Chief Procurement Officer at The Linde Group said: “After a thorough selection process Linde chose Vodafone as it provided us with the most comprehensive and cost-effective solution.  As we follow our strategy to be a High Performance Organisation, mobility services are key to delivering sustainable process optimisation and efficiency gains. Vodafone offers us the ability to harmonise our mobility requirements whilst leveraging Vodafone’s global presence.”

Vodafone Global Enterprise will offer Linde a range of services including:

•	Voice and data services;

•	Spend Manager, which will provide an overview of Linde’s mobile spend and usage across multiple countries and multiple communications providers;

•	A dedicated account team.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It supports communications wherever its customers are present:  in Europe, the Middle East, Africa, Asia Pacific and the United States.  Vodafone was positioned in the “Leaders” quadrant of the Magic Quadrant for Pan-Western European Mobile Service Providers and the Magic Quadrant for Telecom Expense Management. For further information, please visit www.enterprise.vodafone.com

About The Linde Group

The Linde Group is a world-leading gases and engineering company with around 49,100 employees working in more than 100 countries worldwide. In the 2010 financial year, it achieved sales of EUR 12.868 bn. The strategy of The Linde Group is geared towards sustainable earnings-based growth and focuses on the expansion of its international business with forward-looking products and services. Linde acts responsibly towards its shareholders, business partners, employees, society and the environment – in every one of its business areas, regions and locations across the globe. Linde is committed to technologies and products that unite the goals of customer value and sustainable development.

For more information, see The Linde Group online at www.linde.com

For further information please contact:

Vodafone Group Media Relations

Tel:  +44 (0) 1635 664 444

Email:  groupmediarelations@vodafone.com

25 October 2011

‘WORLD-CLASS’ VODACOM BUILDING ONE OF AFRICA’S GREENEST

•                  Vodacom achieves South Africa’s first 6-star Green Star SA rated building

Vodacom, and its parent company Vodafone, have broken new ground in South Africa by achieving the first ever 6-star Green Star SA rating for the Vodafone Innovation Centre building in Midrand, Johannesburg.

This is the first time that a South African building has achieved this rating.

The Vodafone Innovation Centre will be powered by renewable energy and utilises innovative cooling and heating technologies. Once completed, the Centre will house a team of experts tasked with creating energy efficiency solutions that are expected to significantly reduce Vodafone’s global emissions.

According to the Green Building Council of South Africa, a green building is a building which is energy efficient, resource efficient and environmentally responsible.  It incorporates design, construction and operational practices that significantly reduce or eliminate the negative impact of development on the environment and occupants.

Pieter Uys, Vodacom CEO says:  “We are delighted that our building has achieved this accolade.  Over the last few years, we have worked hard to reduce the Group’s impact on the environment; it is a core strategic priority for both Vodafone and Vodacom.  The Innovation Centre, as the hub of our creative thinking around a low-carbon future, will play a critical role in the reduction of carbon emissions across the Group.”

Bruce Kerswill, Executive Chairman of the GBCSA, says that the GBCSA is proud that South Africa has its first 6-star certified building.  “6-star Green Star SA is equivalent to World Leadership – meaning that the Vodafone building puts South Africa firmly in line with global best practice in terms of green building – this is a fantastic achievement for Vodacom and Vodafone.

“Our rating systems are all about recognising excellence in sustainable design.  The highest rating, six stars, is reserved for those projects that are truly world class. Vodafone has set a new South African benchmark and we are so proud that this huge international company chose South Africa for the location of this innovation centre and that they targeted, and achieved, the highest Green Star SA rating possible,” concludes Kerswill.

The Vodafone Innovation Centre is expected to open in the first quarter of 2012.

- ends -

For further information please contact:

Vodafone Group Media Relations

Tel:  +44 (0) 1635 664 444

Email:  groupmediarelations@vodafone.com

About Vodacom Group

Vodacom Group Limited (Vodacom) is an African mobile communications company providing voice, messaging, data and converged services to more than 40 million customers.  From its roots in South Africa, Vodacom has grown its operations to include networks in Tanzania, the Democratic Republic of Congo, Mozambique, and Lesotho and provides carrier and business services to customers in over 40 African countries.

Vodacom is majority owned by Vodafone, the world’s largest mobile communications company by revenue, and is listed on the JSE Limited under the symbol VOD.

About Green Star

“Green Star SA is a voluntary green building rating system under which developers may apply to have their projects independently rated and certified through common metrics by the GBCSA,” explains Manfred Braune, Technical Executive of the GBCSA,

The Green Star SA tools allow for the certification of buildings, based on the following levels of achievement:

•                  4 Star Green Star SA Certification - “Best Practice”

•                  5 Star Green Star SA Certification - “South African Excellence”

•                  6 Star Green Star SA Certification - “World Leadership”

To date the following Green Star SA tools have been developed:

•                  Office v1

•                  Retail Centre v1

•                  Multi Unit Residential v1

•                  Public & Education Building PILOT

Other Quotes:

Manfred Braune Technical Executive at the GBCSA says:

“The GBCSA would like to congratulate Vodafone, Vodacom and their project team on achieving the first 6 Star rating in SA – a highly commendable achievement. The design has tested and explored various cutting edge building designs and technologies in South Africa that have not yet been tested in commercial buildings – this project can become a fantastic national educational opportunity to spark further transformation in the built environment. The GBCSA encourages the project to follow this achievement up with an As Built rating, which will confirm that was committed to in their Design rating was built, and will maximize the educational opportunities this building will have in operation.”

Other certified and registered projects in SA

The green movement in the built environment is spreading like wildfire and in the last two months alone the Green Building Council of South Africa (GBCSA) has rated four new green buildings in SA under the Green Star SA rating system.

This brings the total number of certifications in SA to twelve, with two of these having achieved both Design and As Built ratings.

“These innovative buildings set the standards in terms of commercial green buildings and there are many more in the pipeline which have submitted applications for Green Star Rating,” says Brian Wilkinson, CEO of the GBCSA.  “A year ago the GBCSA had issued only one official Green Star SA rating, as opposed to the current figure of ten.”

“The Green Building Council of South Africa wishes to congratulate Vodafone on their new Innovation Centre and its 6-Star Green Star status,” says Wilkinson.  “This is truly a great achievement, not only for Vodafone, but also for Green Building in South Africa in general and the GBCSA is very proud to be involved in the rating of this pioneering building.”

For more information about Green Star SA, certification and professional accreditation, visit www.gbcsa.org.za or email info@gbcsa.org.za.

GBCSA contact number:  021 659 5990.

Note to editor:

Who is the Green Building Council of South Africa?

The GBCSA is an independent, non-profit, membership-based organisation that was formed in 2007 by leaders from all sectors of the commercial property industry. They are a full member of the World Green Building Council and the official certification body of buildings under the Green Star SA Rating System. The organisations primary aim is to ensure that all buildings are built and operated in an environmentally sustainable way - so that all South African’s work and live in healthy, effective and productive environments.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	3 October 2011

Number of ordinary shares purchased:	10,800,000

Highest purchase price paid per share:	169.35p

Lowest purchase price paid per share:	163.2p

Volume weighted average price per share:	166.8044p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 681,820,618 shares at a cost (including dealing and associated costs) of £1,118,108,552.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 October 2011

Number of ordinary shares transferred:	265,577

Highest transfer price per share:	167.15p

Lowest transfer price per share:	166.7p

Following both the above transactions, Vodafone holds 4,665,636,374 of its ordinary shares in treasury and has 50,646,935,535 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	4 October 2011

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	168.65p

Lowest purchase price paid per share:	165.2p

Volume weighted average price per share:	166.9755p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 697,820,618 shares at a cost (including dealing and associated costs) of £1,144,963,557.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 October 2011

Number of ordinary shares transferred:	521,951

Highest transfer price per share:	166.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,681,114,423 of its ordinary shares in treasury and has 50,631,457,486 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	5 October 2011

Number of ordinary shares purchased:	20,300,000

Highest purchase price paid per share:	169.95p

Lowest purchase price paid per share:	165.95p

Volume weighted average price per share:	168.2747p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 718,120,618 shares at a cost (including dealing and associated costs) of £1,179,300,953.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 October 2011

Number of ordinary shares transferred:	61,989

Highest transfer price per share:	168.55p

Lowest transfer price per share:	168.55p

Following both the above transactions, Vodafone holds 4,701,352,434 of its ordinary shares in treasury and has 50,611,219,475 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	6 October 2011

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	170.65p

Lowest purchase price paid per share:	168.35p

Volume weighted average price per share:	169.2748p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 735,120,618 shares at a cost (including dealing and associated costs) of £1,208,227,309.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 October 2011

Number of ordinary shares transferred:	21,072

Highest transfer price per share:	166.65p

Lowest transfer price per share:	166.65p

Following both the above transactions, Vodafone holds 4,718,331,362 of its ordinary shares in treasury and has 50,594,242,727 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 October 2011

Number of ordinary shares transferred:	181,376

Highest transfer price per share:	168.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,718,149,986 of its ordinary shares in treasury and has 50,594,424,103 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	10 October 2011

Number of ordinary shares purchased:	8,800,000

Highest purchase price paid per share:	173.55p

Lowest purchase price paid per share:	170p

Volume weighted average price per share:	171.7097p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 743,920,618 shares at a cost (including dealing and associated costs) of £1,223,416,337.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 October 2011

Number of ordinary shares transferred:	461,285

Highest transfer price per share:	171.85p

Lowest transfer price per share:	171.85p

Following both the above transactions, Vodafone holds 4,726,488,701 of its ordinary shares in treasury and has 50,586,085,388 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	11 October 2011

Number of ordinary shares purchased:	7,400,000

Highest purchase price paid per share:	173.75p

Lowest purchase price paid per share:	170.35p

Volume weighted average price per share:	171.8593p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 751,320,618 shares at a cost (including dealing and associated costs) of £1,236,200,058.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 October 2011

Number of ordinary shares transferred:	131,560

Highest transfer price per share:	169.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,733,757,141 of its ordinary shares in treasury and has 50,578,816,948 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	12 October 2011

Number of ordinary shares purchased:	7,300,000

Highest purchase price paid per share:	172.75p

Lowest purchase price paid per share:	170.3p

Volume weighted average price per share:	171.6394p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 758,620,618 shares at a cost (including dealing and associated costs) of £1,248,794,890.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 October 2011

Number of ordinary shares transferred:	244,367

Highest transfer price per share:	173.3p

Lowest transfer price per share:	173.3p

Following both the above transactions, Vodafone holds 4,740,812,774 of its ordinary shares in treasury and has 50,571,761,315 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	13 October 2011

Number of ordinary shares purchased:	7,400,000

Highest purchase price paid per share:	173.1p

Lowest purchase price paid per share:	170.35p

Volume weighted average price per share:	172.1767p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 766,020,618 shares at a cost (including dealing and associated costs) of £1,261,602,220.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 October 2011

Number of ordinary shares transferred:	202,981

Highest transfer price per share:	172.5p

Lowest transfer price per share:	171.4p

Following both the above transactions, Vodafone holds 4,748,009,793 of its ordinary shares in treasury and has 50,564,564,296 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	17 October 2011

Number of ordinary shares purchased:	6,900,000

Highest purchase price paid per share:	174.7p

Lowest purchase price paid per share:	172.4p

Volume weighted average price per share:	173.5006p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 772,920,618 shares at a cost (including dealing and associated costs) of £1,273,636,014.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 October 2011

Number of ordinary shares transferred:	184,170

Highest transfer price per share:	173.6p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,754,725,623 of its ordinary shares in treasury and has 50,557,860,886 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	18 October 2011

Number of ordinary shares purchased:	9,600,000

Highest purchase price paid per share:	173.65p

Lowest purchase price paid per share:	170.95p

Volume weighted average price per share:	172.013p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 782,520,618 shares at a cost (including dealing and associated costs) of £1,290,235,132.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 October 2011

Number of ordinary shares transferred:	18,160

Highest transfer price per share:	173.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,764,307,463 of its ordinary shares in treasury and has 50,548,279,046 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 18 October 2011 by Computershare Trustees Limited that on 12 October 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 171.4p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	146

Andrew Halford*	146

Matthew Kirk	146

Ronald Schellekens	146

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	19 October 2011

Number of ordinary shares purchased:	8,100,000

Highest purchase price paid per share:	173.7p

Lowest purchase price paid per share:	171.8p

Volume weighted average price per share:	172.6768p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 790,620,618 shares at a cost (including dealing and associated costs) of £1,304,294,686.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 October 2011

Number of ordinary shares transferred:	72,640

Highest transfer price per share:	173.4p

Lowest transfer price per share:	173.4p

Following both the above transactions, Vodafone holds 4,772,334,823 of its ordinary shares in treasury and has 50,540,251,686 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	20 October 2011

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	177.25p

Lowest purchase price paid per share:	172.4p

Volume weighted average price per share:	175.0289p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 801,620,618 shares at a cost (including dealing and associated costs) of £1,323,647,982.

Following the purchase of these shares, Vodafone holds 4,783,334,823 of its ordinary shares in treasury and has 50,529,251,686  ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	24 October 2011

Number of ordinary shares purchased:	8,700,000

Highest purchase price paid per share:	178p

Lowest purchase price paid per share:	174.9p

Volume weighted average price per share:	176.5958p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 810,320,618 shares at a cost (including dealing and associated costs) of £1,339,091,710.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 October 2011

Number of ordinary shares transferred:	349,645

Highest transfer price per share:	174.65p

Lowest transfer price per share:	173.55p

Following both the above transactions, Vodafone holds 4,791,685,178 of its ordinary shares in treasury and has 50,520,901,331 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	25 October 2011

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	175.75p

Lowest purchase price paid per share:	173.5p

Volume weighted average price per share:	174.5033p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 820,320,618 shares at a cost (including dealing and associated costs) of £1,356,632,782.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 October 2011

Number of ordinary shares transferred:	397,865

Highest transfer price per share:	175.55p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,801,287,313 of its ordinary shares in treasury and has 50,511,299,196 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	27 October 2011

Number of ordinary shares purchased:	14,600,000

Highest purchase price paid per share:	178.4p

Lowest purchase price paid per share:	176p

Volume weighted average price per share:	177.2072p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 844,120,618 shares at a cost (including dealing and associated costs) of £1,398,921,688.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 October 2011

Number of ordinary shares transferred:	78,965

Highest transfer price per share:	174.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,824,928,579 of its ordinary shares in treasury and has 50,487,657,930 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 October 2011

Number of ordinary shares transferred:	92,777

Highest transfer price per share:	176.7p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,824,835,802 of its ordinary shares in treasury and has 50,487,750,707 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

TRANSFER OF TREASURY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 October 2011

Number of ordinary shares transferred:	71,671

Highest transfer price per share:	174.3p

Lowest transfer price per share:	174.3p

Following the above transfer, Vodafone holds 4,824,764,131 of its ordinary shares in treasury and has 55,312,586,509 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 50,487,822,378 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 50,487,822,378.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 4, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary